Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2026 and 2025

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2026 and December 31, 2025

	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$24,503	$27,158
Accounts receivable (note 6)	3,525	10,177
Inventories (note 7)	2,982	3,037
Prepaid expenses	1,049	1,182
Total current assets	32,059	41,554
Long-term investments (note 8)	43,135	42,714
Property, plant and equipment (note 9)	5,794	5,605
Operating lease right-of-use assets	1,647	1,756
Other long-term assets	2,426	2,380
Total assets	$85,061	$94,009
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$15,947	$17,933
Current portion of operating lease liabilities	709	493
Current portion of long-term debt (note 11)	1,948	2,924
Current portion of warranty liability	260	199
Total current liabilities	18,864	21,549
Long-term operating lease liabilities	1,006	1,292
Warranty liability	918	966
Other long-term liabilities	1,389	1,389
Total liabilities	22,177	25,196
Shareholders’ equity:
Share capital (note 12):
Unlimited common and preferred shares, no par value
17,395,734 (2025 - 17,351,005) common shares issued and outstanding	1,247,059	1,246,793
Other equity instruments	8,788	8,968
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,163,608)	(1,157,901)
Accumulated other comprehensive loss	(40,871)	(40,563)
Total shareholders' equity	62,884	68,813
Total liabilities and shareholders' equity	$85,061	$94,009
Commitments and contingencies (note 14)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brad Kotush	Director	Daniel Sceli	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025

	Three Months Ended March 31,
	2026	2025
Revenue	$2,285	$7,323
Cost of revenue	1,769	5,788
Gross profit	516	1,535
Operating expenses:
Research and development	1,223	1,293
General and administrative	2,834	2,673
Sales and marketing	207	443
Foreign exchange loss (gain)	1,007	(1,203)
Depreciation and amortization	110	107
	5,381	3,313
Loss from continuing operations	(4,865)	(1,778)

Loss from investments accounted for by the equity method (note 8)	(1,381)	(3,884)
Interest on long-term debt	(90)	(192)
Interest and other income, net of bank charges	742	649
Loss before income taxes	(5,594)	(5,205)
Income tax expense	113	90
Net loss from continuing operations	(5,707)	(5,295)
Net income from discontinued operations (note 5)	—	2,844
Net loss for the period	(5,707)	(2,451)
Other comprehensive income (loss):
Cumulative translation adjustment	1,874	3,641
Ownership share of equity method investments' other comprehensive loss	(2,182)	(829)
	(308)	2,812
Comprehensive (loss) income	$(6,015)	$361

Net income (loss) per share:
From continuing operations - basic	$(0.33)	$(0.31)
From discontinued operations - basic	$—	$0.16
From continuing operations - diluted	$(0.33)	$(0.31)
From discontinued operations - diluted	$—	$0.16
Net loss per share	$(0.33)	$(0.14)
Weighted average common shares outstanding:
Basic and diluted	17,394,594	17,322,681

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2026 and 2025

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Three months ended March 31, 2025
January 1, 2025	17,282,934	$1,245,805	$9,472	$11,516	$(1,096,275)	$(33,493)	$137,025
Issuance of common shares on exercise of share units	43,798	603	(603)	—	—	—	—
Stock-based compensation	—	—	212	—	—	—	212
Net loss for the period	—	—	—	—	(2,451)	—	(2,451)
Other comprehensive income	—	—	—	—	—	2,812	2,812
March 31, 2025	17,326,732	$1,246,408	$9,081	$11,516	$(1,098,726)	$(30,681)	$137,598

	Three months ended March 31, 2026
January 1, 2026	17,375,213	$1,246,793	$8,968	$11,516	$(1,157,901)	$(40,563)	$68,813
Issuance of common shares on exercise of share units	20,521	266	(266)	—	—	—	—
Stock-based compensation	—	—	86	—	—	—	86
Net loss for the period	—	—	—	—	(5,707)	—	(5,707)
Other comprehensive loss	—	—	—	—	—	(308)	(308)
March 31, 2026	17,395,734	$1,247,059	$8,788	$11,516	$(1,163,608)	$(40,871)	$62,884

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2026 and 2025

	Three Months Ended March 31,
	2026	2025
Operating activities:
Net loss for the period from continuing operations	$(5,707)	$(5,295)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	212	192
Stock-based compensation expense	86	178
Unrealized foreign exchange loss (gain)	1,007	(1,203)
Deferred income tax (recovery)	—	(3)
Loss from investments accounted for by the equity method	1,381	3,884
Interest on long-term debt	24	22
Change in inventory write-downs	—	(30)
Change in bad debt expense	(12)	—
Net cash used before working capital changes	(3,009)	(2,255)
Changes in working capital	(329)	(6,336)
Net cash used in operating activities from continuing operations	(3,338)	(8,591)
Net cash provided by operating activities from discontinued operations	—	3,682
Investing activities:
Purchase of property, plant and equipment (note 15)	(432)	(573)
Proceeds from holdback receivable (note 6)	5,844	10,450
Capital contributions to investments accounted for by the equity method (note 8)	(2,852)	(4,686)
Net cash provided by investing activities from continuing operations	2,560	5,191
Net cash used in investing activities from discontinued operations	—	(2,487)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(1,000)	(1,000)
Net cash used in financing activities from continuing operations	(1,000)	(1,000)
Net cash used in financing activities from discontinued operations	—	(2,918)
Effect of foreign exchange on cash and cash equivalents	(877)	1,114
Net decrease in cash and cash equivalents	(2,655)	(5,009)
Cash and cash equivalents, beginning of period (including restricted cash)	27,158	37,646
Cash and cash equivalents, end of period (including restricted cash)	$24,503	$32,637
Less: cash and cash equivalents from discontinued operations, end of period (including restricted cash)	$—	$16,982
Cash and cash equivalents from continuing operations, end of period (including restricted cash)	$24,503	$15,655

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2026 and 2025

Supplementary information	Three Months Ended March 31,
	2026	2025
Interest paid	$66	$646
Taxes paid, net of refunds	56	356

Changes in working capital:
Accounts receivable	898	(164)
Inventories	38	(2,109)
Prepaid expenses	26	320
Accounts payable and accrued liabilities	(1,322)	(4,296)
Warranty liability	31	(87)
	(329)	(6,336)

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company” or "Westport") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a supplier of affordable, alternative fuel, low-emissions transportation technologies, Westport designs, manufactures, and supplies advanced components and systems that enable the transition from traditional fuels to alternative energy solutions. The Company's technologies support a wide range of alternative fuels - including natural gas, renewable natural gas, and hydrogen - enabling original equipment manufacturers ("OEMs") and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost effective way.

2. Liquidity and going concern:

For the three months ended March 31, 2026, the Company reported operating losses of $4,865. Cash used in operating activities from continuing operations was $3,338 for the three months ended March 31, 2026 and was primarily driven by operating losses and decreases in working capital. The Company continues to use cash to support its business activities and support the growth of Cespira. As at March 31, 2026, the Company had cash and cash equivalents of $24,503 and long-term debt borrowed from Export Development Canada ("EDC") of $1,948, net of deferred financing fees, of which all is current. Under the term loan with EDC, the Company has a cash covenant with a consolidated cash requirement of $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan.

On September 29, 2025, the Company filed a final short form base shelf prospectus (the "Shelf Prospectus") with the relevant Canadian securities regulatory authorities allowing the Company to offer up to USD $100,000 of common shares, preferred shares, subscription receipts, warrants, debt securities, or units, or any combination thereof during the 25-month period that the Shelf Prospectus will be effective.

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the consolidated financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
2. Liquidity and going concern (continued):

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents will not be sufficient to fund its operations through the next twelve months from the date of the issuance of these condensed consolidated interim financial statements ("interim financial statements"). These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these interim financial statements are issued.

Management is currently evaluating several different options to improve Westport's liquidity position, including raising funds from the public markets, borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not in the Company's control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, the Company concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

These interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company were unable to continue as a going concern.

3. Basis of preparation:

(a)    Basis of presentation:

The interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. The interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2025.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior period figures have been adjusted to conform to current period presentation in the interim financial statements.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's significant subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, and Chinese Renminbi (“RMB”). The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
3. Basis of preparation (continued):

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended
	March 31, 2026	December 31, 2025	March 31, 2026	March 31, 2025
Canadian Dollar	1.39	1.37	1.37	1.43
Euro	0.86	0.85	0.85	0.95
RMB	6.90	6.99	6.92	7.27

4. New accounting pronouncements

Upcoming accounting standards not yet adopted:
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2027. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
5. Discontinued operations:

On July 29, 2025, the Company sold its Light-Duty segment to a wholly-owned investment vehicle of Heliaca Investments ("Purchaser"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V. for consideration of $59,975 (€51,424). Purchase price adjustments may impact the final proceeds received from the Purchaser pending satisfaction of certain general representations and warranties provided by the Company that are customary in nature. There was no activity related to the discontinued operations in the three months ended March 31, 2026 nor were there purchase price adjustments affecting the loss on disposal recorded in the prior year.

Further, up to $3,790 (€3,250) in potential earnouts will be payable to the Company if certain conditions are achieved in accordance with the terms and conditions of the sale and purchase agreement.

Revenue and expenses of the discontinued operation were as follows:

Three Months Ended March 31,
2025

Revenue	$63,631
Cost of revenue	49,941
Gross profit	13,690
Operating expenses:
Research and development	2,759
General and administrative	3,724
Sales and marketing	2,315
Foreign exchange loss	747
Depreciation and amortization	633
10,178
Income from discontinued operations	3,512

Income from investment accounted for by the equity method	85
Interest on long-term debt	(484)
Interest and other income, net of bank charges	220
Income from discontinued operations before income tax	3,333
Income tax expense	489
Net income from discontinued operations	$2,844

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
6. Accounts receivable:

	March 31, 2026	December 31, 2025
Customer trade receivables	$2,652	$2,675
Holdback receivable	—	5,811
Other receivables	1,043	2,032
Due from related parties (note 13)	290	274
Allowance for expected credit losses	(460)	(615)
	$3,525	$10,177
The Company expects to receive $9,391 (€8,000) from proceeds held in escrow, which are included in holdback receivable and other long-term assets. The proceeds held in escrow will be released to the Company in tranches by early and mid-year 2027. Purchase price adjustments may impact the final proceeds received from the Purchaser pending satisfaction of certain general representations and warranties provided by the Company that are customary in nature. During the three months ended March 31, 2026 the Company collected in full the first tranche of holdback receivables of $6,493 (€5,500) and recognized a gain in other income of $649.

7. Inventories:

	March 31, 2026	December 31, 2025
Purchased parts	$2,203	$2,034
Work-in-process	259	199
Finished goods	520	804
	$2,982	$3,037
During the three months ended March 31, 2026, the Company recorded change in write-downs to net realizable value of nil (three months ended March 31, 2025 - $30).

8. Long-term investments:

	March 31, 2026	December 31, 2025
Cespira Canada LP	$19,871	$19,385
Cespira Sweden AB	23,264	23,329
	$43,135	$42,714
During the three months ended March 31, 2026, the Company recognized its share of Cespira's losses of $1,381 as a loss from investment accounted for by the equity method (three months ended March 31, 2025 - $3,884).
During the three months ended March 31, 2026, the Company contributed additional capital of $2,852 into Cespira (three months ended March 31, 2025 - $4,686).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
8. Long-term investments (continued):
Combined assets, liabilities, revenue and expenses of Cespira, are as follows:

	March 31,	December 31,
	2026	2025
Current assets:
Cash and cash equivalents	$11,913	$14,869
Accounts receivable	20,379	18,718
Inventories	9,478	11,566
Prepaid expenses	779	1,157
	42,549	46,310
Property, plant and equipment and right-of-use assets	44,613	46,352
Intangible assets and goodwill	7,263	7,516
Other long-term assets	$16,852	$17,139
Total assets	$111,277	$117,317
Current liabilities:
Accounts payable	$16,398	$20,810
Current portion of provisions	1,740	2,519
Other current liabilities	4,849	6,266
	22,987	29,595
Long-term portion of provisions	1,349	1,618
Onerous contract provisions	2,841	2,890
Total liabilities	$27,177	$34,103
Net assets	$84,100	$83,214

	Three Months Ended March 31,
	2026	2025
Product revenue	$19,492	$13,200
Service revenue	2,757	3,476
	$22,249	$16,676
Cost of revenue	20,673	16,230
Gross profit	1,576	446
Operating expenses:
Research and development	1,480	3,089
General and administrative	2,262	2,698
Sales and marketing	261	291
Foreign exchange (gain) loss	(712)	746
Depreciation and amortization	874	730
	4,165	7,554
Loss from operations	(2,589)	(7,108)
Interest income, net of bank charges	54	7
Loss before income taxes	(2,535)	(7,101)
Income tax (recovery) expense	(14)	7
Net loss	$(2,521)	$(7,108)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
9. Property, plant and equipment:

		Accumulated	Net Book
March 31, 2026	Cost	Depreciation	Value
Computer equipment and software	3,586	2,853	733
Furniture and fixtures	118	90	28
Machinery and equipment	13,592	9,429	4,163
Leasehold improvements	4,961	4,091	870
	$22,257	$16,463	$5,794

		Accumulated	Net Book
December 31, 2025	Cost	Depreciation	Value
Computer equipment and software	3,598	2,855	743
Furniture and fixtures	119	90	29
Machinery and equipment	13,584	9,505	4,079
Leasehold improvements	4,864	4,110	754
	$22,165	$16,560	$5,605

10. Accounts payable and accrued liabilities:

	March 31, 2026	December 31, 2025
Trade accounts payable	$9,075	$11,147
Accrued payroll	2,776	2,704
Taxes payable	3,654	3,533
Deferred revenue	401	471
Due to related parties (note 13)	41	78
	$15,947	$17,933
11. Long-term debt:

Term loan facility	Maturity date	Interest rate	March 31, 2026	December 31, 2025
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$1,948	$2,924
Current portion			1,948	2,924
Term loan facilities, net of debt issuance costs			$1,948	$2,924

On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. On May 31, 2024, the Company amended the loan agreement with EDC to permit the asset transfer of certain property, plant, and equipment previously pledged to the loan into Cespira, removal of Fuel System Solutions Inc. as a borrower, added Westport Fuel Systems Canada Inc. as a borrower and modified the securities pledged to the loan. The loan is secured by share pledges in the Company's equity interest in Cespira. Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As at March 31, 2026, the Company is in compliance with all covenants under the financing arrangements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
12. Share capital, stock options and other stock-based plans:

During the three months ended March 31, 2026, the Company issued 20,521 common shares, net of cancellations, upon exercises of share units (three months ended March 31, 2025 – 43,798 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2026, the Company recognized $168, (three months ended March 31, 2025 - $285) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	Three months ended March 31, 2026		Three months ended March 31, 2025
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	713,061	$11.75	524,322	$11.75
Granted	—	—	—	—
Exercised	(20,521)	17.80	(43,798)	19.76
Forfeited/expired	(134,706)	8.55	(73,069)	12.77
Outstanding, end of period	557,834	$5.20	407,455	$10.67
Units outstanding and exercisable, end of period	491	$31.07	1,189	$26.82

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
12. Share capital, stock options and other stock-based plans (continued):

During the three months ended March 31, 2026, nil share units were granted to certain employees and directors (three months ended March 31, 2025 - nil).

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan.

As at March 31, 2026, $595 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 1.5 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2026 as follows:

March 31, 2026
(CDN $)
Share units:
Outstanding	$1,388
Exercisable	15
Exercised	51

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended March 31,
	2026	2025
Research and development	8	13
General and administrative	160	247
Sales and marketing	—	25
	$168	$285

	Three Months Ended March 31,
	2026	2025
Stock-based compensation - equity or cash settled	86	212
Stock-based compensation - cash settled only	82	73
	$168	$285

Units outstanding settled in cash only are remeasured at each reporting period based on the Company's closing share price. The outstanding liability is reported within accrued payroll in note 10.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
13. Related party transactions:

The Company's related parties are Cespira, directors, officers and shareholders that own more than 10% of the Company's shares.

The Company engages in transactions with Cespira primarily through cross charges, the provision of services and in the prior year, the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three Months Ended March 31,
	2026	2025
Sales of goods, services, and other income	$6	$5,559
Inventory purchased, services and other expenses	30	610

Related party balances with Cespira	March 31, 2026	December 31, 2025
Receivables (note 6)	$290	$274
Payables (note 10)	$41	$78
14. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
15. Segment information:

The Company discloses segment information under three reportable segments, consistent with the manner in which its Chief Operating Decision Maker ("CODM") evaluates its businesses. The Company's CODM is its Chief Executive Officer. These segments are the strategic pillars of the Company and are managed separately as each represents a specific grouping of related automotive components and systems. The reportable segments are further described below. In prior years, the Company presented its results under four reportable segments: Light-Duty, High-Pressure Controls, Heavy-Duty OEM, and Cespira.

On July 29, 2025, the Company sold its Light-Duty segment to the Purchaser (note 5). The Company now reports its results in the following three reportable segments: High-Pressure Controls, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

•High-Pressure Controls: This segment's products include fuel cell and hydrogen fuel system solutions and components.

•Heavy-Duty OEM: Prior to June 3, 2024, this segment's products include HPDI related fuel system solutions and components. Subsequently, this segment's operations were related to the transitional services agreement between the Company and Cespira for inventory and contract manufacturing. The transitional service agreement for these services ended on June 30, 2025 when Cespira completed their independent set up for inventory manufacturing.

•Cespira: This segment's products include HPDI related fuel system solutions and components after June 3, 2024.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

The Company's CODM uses segment EBITDA disclosed below to evaluate the performance of its reportable segments. The Company believes Segment EBITDA is most reflective of the operational profitability or loss of its reportable segments. The CODM uses this information to drive decisions and resource allocations. Segment EBITDA is used as the key profitability measure when we set our annual budget.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
15. Segment information (continued):
Financial information by reportable segment as follows:

	Three months ended March 31, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,285	$22,249	$24,534
Cost of revenue	1,769	20,673	22,442
Gross profit	516	1,576	2,092
Operating expenses:
Research and development	948	1,480	2,428
General and administrative	551	2,262	2,813
Sales and marketing	95	261	356
Depreciation and amortization	85	874	959
	1,679	4,877	6,556
Add back: Depreciation and amortization[1]	187	1,822	2,009
Segment EBITDA	$(976)	$(1,479)	$(2,455)

	Three months ended March 31, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1,890	$5,433	$16,676	$23,999
Cost of revenue	1,377	4,411	16,230	22,018
Gross profit	513	1,022	446	1,981
Operating expenses:
Research and development	1,182	111	3,089	4,382
General and administrative	319	65	2,698	3,082
Sales and marketing	127	20	291	438
Depreciation and amortization	55	—	730	785
	1,683	196	6,808	8,687
Add back: Depreciation and amortization[1]	140	—	1,620	1,760
Segment EBITDA	$(1,030)	$826	$(4,742)	$(4,946)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
15. Segment information (continued):
Reconciliations of reportable segment financial information to consolidated statement of operations:

	Three months ended March 31, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$24,534	$22,249	$—	$2,285
Cost of revenue	22,442	20,673	—	1,769
Gross profit	2,092	1,576	—	516
Operating expenses:
Research and development	2,428	1,480	275	1,223
General and administrative	2,813	2,262	2,283	2,834
Sales and marketing	356	261	112	207
Depreciation and amortization	959	874	25	110
	6,556	4,877	2,695	4,374
Equity loss	—	—	(1,381)	(1,381)

	Three months ended March 31, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$23,999	$16,676	$—	$7,323
Cost of revenue	22,018	16,230	—	5,788
Gross profit	1,981	446	—	1,535
Operating expenses:
Research and development	4,382	3,089	—	1,293
General and administrative	3,082	2,698	2,289	2,673
Sales and marketing	438	291	296	443
Depreciation and amortization	785	730	52	107
	8,687	6,808	2,637	4,516
Equity loss	—	—	(3,884)	(3,884)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
15. Segment information (continued):

Reconciliation of Segment EBITDA to Loss before income taxes	Three Months Ended March 31,
	2026	2025
Total Segment EBITDA	$(2,455)	$(4,946)
Adjustments:
Depreciation and amortization[1]	212	192
Cespira's Segment EBITDA	(1,479)	(4,742)
Loss on investments accounted for under the equity method (note 8)	1,381	3,884
Corporate and unallocated operating expenses	2,670	2,585
Foreign exchange gain (loss)	1,007	(1,203)
Interest on long-term debt	90	192
Interest and other income, net of bank charges	(742)	(649)
Loss before income taxes in continuing operations	$(5,594)	$(5,205)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
15. Segment information (continued):

	Three Months Ended March 31,
Total additions to long-lived assets, excluding business combinations	2026	2025
High-Pressure Controls	432	558
Corporate and unallocated	—	15
Total consolidated	$432	$573
Cespira's total additions to long-lived assets, excluding business combinations for the three months ended March 31, 2026 was $1,028 (three months ended March 31, 2025 $1,249 ).

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's continuing revenues, as follows:

	% of revenue
	Three Months Ended March 31,
	2026	2025
Asia	56%	10%
Americas	31%	10%
Europe	13%	80%
The measure of segment assets evaluated by the CODM are total assets as reported on the consolidated balance sheet. Total assets are allocated as follows:

	Total assets by segment
	March 31, 2026	December 31, 2025
High-Pressure Controls	18,594	17,392
Corporate & unallocated	66,467	76,617
Total consolidated assets	$85,061	$94,009

16. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of operating losses and negative cash flows from operations. At March 31, 2026, the Company had $24,503 of cash and cash equivalents, including $359 in restricted cash.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2026 and 2025
16. Financial Instruments (continued):

The following are the contractual maturities of financial obligations as at March 31, 2026:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities	$15,947	$15,947	$15,947	$—	$—
Term loan facility (note 11)	1,948	2,086	2,086	—	—
Operating lease obligations	1,715	2,506	556	1,168	782
	$19,610	$20,539	$18,589	$1,168	$782

Fair value of financial instruments

As at March 31, 2026, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in Cespira and is accounted for using the equity method.

The carrying values reported in the condensed consolidated interim balance sheets for obligations under operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facility included in long-term debt (note 11) is carried at amortized cost, which approximate its fair value as at March 31, 2026.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.